# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Rosenlundsgatan 31,, Stockholm,, Sweden (V7), 11863
Date of event which requires filing of this statement: 09/05/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-118289
Filed by CIK 0002042758

## Reporting persons
- Nyx Ventures AS: type of reporting person: corporation (CO); citizenship or place of organization: Norway (Q8); sole voting power 11,298,466; shared voting power 0; sole dispositive power 11,298,466; shared dispositive power 0; aggregate amount beneficially owned 11,298,466 (4.8% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 11,298,466 Class A ordinary shares in the form of ADSs, which are directly held by Nyx Ventures AS, a company registered under the laws of Norway. Nyx Ventures AS is wholly owned by Tiron AS, which is a Norway incorporated company wholly owned by Mr. Thomas Neslein.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 235,367,474 ordinary shares (consisting of 197,363,156 Class A ordinary shares, 24,641,937 Class B1 ordinary shares and 13,362,381 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of September 5, 2025, according to records of the Issuer.
- Tiron AS: type of reporting person: corporation (CO); citizenship or place of organization: Norway (Q8); sole voting power 11,298,466; shared voting power 0; sole dispositive power 11,298,466; shared dispositive power 0; aggregate amount beneficially owned 11,298,466 (4.8% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 11,298,466 Class A ordinary shares in the form of ADSs, which are directly held by Nyx Ventures AS, a company registered under the laws of Norway. Nyx Ventures AS is wholly owned by Tiron AS, which is a Norway incorporated company wholly owned by Mr. Thomas Neslein.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 235,367,474 ordinary shares (consisting of 197,363,156 Class A ordinary shares, 24,641,937 Class B1 ordinary shares and 13,362,381 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of September 5, 2025, according to records of the Issuer.
- Thomas Neslein: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); sole voting power 11,298,466; shared voting power 0; sole dispositive power 11,298,466; shared dispositive power 0; aggregate amount beneficially owned 11,298,466 (4.8% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 11,298,466 Class A ordinary shares in the form of ADSs, which are directly held by Nyx Ventures AS, a company registered under the laws of Norway. Nyx Ventures AS is wholly owned by Tiron AS, which is a Norway incorporated company wholly owned by Mr. Thomas Neslein.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 235,367,474 ordinary shares (consisting of 197,363,156 Class A ordinary shares, 24,641,937 Class B1 ordinary shares and 13,362,381 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of September 5, 2025, according to records of the Issuer.

## Item 1. Issuer
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11863, Stockholm, Sweden

## Item 2. Person Filing
Name of person filing:
Nyx Ventures AS

Tiron AS

Thomas Neslein
Address of principal business office or, if none, residence:
Nyx Ventures AS: Olav Vs Gate 5, 0161 Oslo, Norway

Tiron AS: Olav Vs Gate 5, 0161 Oslo, Norway

Thomas Neslein: Olav Vs Gate 5, 0161 Oslo, Norway
Citizenship:
Nyx Ventures AS: Norway

Tiron AS: Norway

Thomas Neslein: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Nyx Ventures AS: 11,298,466

Tiron AS: 11,298,466

Thomas Neslein: 11,298,466

Represents 11,298,466 Class A ordinary shares in the form of ADSs, which are directly held by Nyx
Ventures AS, a company registered under the laws of Norway. Nyx Ventures AS is wholly owned by
Tiron AS, which is a Norway incorporated company wholly owned by Mr. Thomas Neslein.
Percent of class:
Nyx Ventures AS: 4.8%

Tiron AS: 4.8%

Thomas Neslein: 4.8%

The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 235,367,474 ordinary shares (consisting of 197,363,156 Class A ordinary shares, 24,641,937 Class B1 ordinary shares and 13,362,381 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of September 5, 2025, according to records of the Issuer.
Sole power to vote or to direct the vote:
Nyx Ventures AS: 11,298,466

Tiron AS: 11,298,466

Thomas Neslein: 11,298,466

Percent of Aggregate Voting Power:

Nyx Ventures AS: 1.2%

Tiron AS: 1.2%

Thomas Neslein: 1.2%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to 20 votes per share, subject to certain conditions and restrictions.
Shared power to vote or to direct the vote:
Nyx Ventures AS: 0

Tiron AS: 0

Thomas Neslein: 0
Sole power to dispose or to direct the disposition:
Nyx Ventures AS: 11,298,466

Tiron AS: 11,298,466

Thomas Neslein: 11,298,466
Shared power to dispose or to direct the disposition:
Nyx Ventures AS: 0

Tiron AS: 0

Thomas Neslein: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Nyx Ventures AS: /s/ Thomas Neslein, Thomas Neslein / Chief Executive Officer (09/11/2025)
- Tiron AS: /s/ Thomas Neslein, Thomas Neslein / Chief Executive Officer (09/11/2025)
- Thomas Neslein: /s/ Thomas Neslein, Thomas Neslein (09/11/2025)